FORM 6 - K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of May 2007

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains a press release issued by the registrant on May 21, 2007.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of Compañía Anónima Nacional Teléfonos de Venezuela (the “Company”) to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

From:			FOR IMMEDIATE RELEASE
CANTV
	Avenida Libertador	Contact:	CANTV Investor Relations
Centro Nacional de Telecomunicationes
	Caracas, Venezuela		011-58-212-500-1831
Fax: 011-58-212-500-1828
E-Mail: invest@cantv.com.ve

	May 21, 2007		The Global Consulting Group 646-284-9416 (US)
E-Mail: ldomville@hfgcg.com

CANTV ANNOUNCES RESULTS OF EXTRAORDINARY SHAREHOLDERS’ MEETING

Caracas, Venezuela (May 21, 2007) – Compañía Anónima de Teléfonos de Venezuela (CANTV) announced today that at an Extraordinary Shareholders’ meeting held today, shareholders approved the following items:

I.	Management’s Report of Financial Results for the four month period ended April 30, 2007

II.	Appointment of the following persons as principal and alternate members of the new board of directors:

Euclides Campos Aponte (principal) and Henry Rangel Silva (alternate)

Franco Silva (principal) and Manuel Fernández (alternate)

Elda Rodríguez (principal) and Carlos Figueira (alternate)

Nuris Orihuela (principal) and Vicente Mujica (alternate)

Jesús Villanueva (principal) and Ower Manrique (alternate)

Angel Belisario (principal) and Manuel Troconis (alternate)

Rafael Isea Romero (principal) and Eyilde Margarita Gracia (alternate)

Yelitza Garcia (principal) and Ricardo Armas (alternate)

III.	The election of Socorro Hernández as President of CANTV and President of the Board of Directors

The Company

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with nearly 3.6 million switched fixed access lines in service, over 8.1 million mobile subscribers and over 528 thousand broadband subscribers as of March 31, 2007. On April 9, 2007, the Bolivarian Republic of Venezuela commenced concurrent tender offers in Venezuela and the United States (the “Offers”) to acquire any and all of the issued and outstanding shares of capital stock of the Company and ADSs representing such shares. The Offers expired on May 8, 2007, and on May 9, 2007, the Bolivarian Republic of Venezuela announced that as a result of the Offers, approximately 86.2% of the outstanding Common Shares of Cantv are now owned by the Bolivarian Republic of Venezuela.

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Forward Looking Statements

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include the impact on Cantv’s business that may result from the Government’s planned nationalization of Cantv, economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA ANÓNIMA NACIONAL
TELÉFONOS DE VENEZUELA (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: May 23, 2007